Exhibit 99.3

1.	$ONCS Alpha will NOT let OncoSec run out of money before it can complete clinical trials.

If its proposal were accepted, Alpha would continue to be OncoSec’s largest stockholder. Even before funding any part of the $30 million direct investment into OncoSec, Alpha would already have over $25 million invested in the company. It is completely illogical to believe Alpha would invest $25 million only to allow OncoSec to run out of money.

SEC Disclaimer: https://votenooncosec.com/stocktwits-disclaimer-2/

2.	$ONCS Alpha’s offer IS superior and IS in the best interest of stockholders.

Alpha is offering $39.3 million versus $30 million from China Grand, and giving stockholders the opportunity to receive a cash premium if they choose. Stockholders get no cash whatsoever under the China Grand Takeover and there is no certainty that China Grand will ever offer cash to OncoSec’s stockholders.

SEC Disclaimer: https://votenooncosec.com/stocktwits-disclaimer-2/

3.	$ONCS Stockholders CANNOT count on China Grand to invest at $4.50 per share.

China Grand has no obligation whatsoever to exercise its so-called “option” and purchase shares at $4.50. In fact, one year and one day after its deal closes China Grand can offer any price they want or nothing at all. In fact, we believe that a reasonable interpretation of the legal agreements between OncoSec and China Grand permit China Grand to make offers at prices below $4.50 even before the expiration of the one-year period. Alpha, on the other hand, has guaranteed a 25% premium regardless of where the stock is trading.

SEC Disclaimer: https://votenooncosec.com/stocktwits-disclaimer-2/